Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Performance Trust Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison St, Suite 450
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Carver 312-521-1114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

30 South Wacker Dr, Ste 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Jason Carver</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Performance Trust Capital Partners, LLC</u>, as of <u>December 31</u>, 20<u>20</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



<u>Signature</u>

Chief Financial Officer



Notary Public



CAROLINE P PERRY
Official Seal
Notary Public - State of Illinois
My Commission Expires Dec 6, 2023

<u>Title</u>

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Equity Owners of Performance Trust Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2005.

Chicago, Illinois
February 25, 2021

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Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 24,251,770
Receivables from clearing broker	5,890,277
Receivables from repo counterparties	1,622,265
Receivables from affiliates and employees	5,486,538
Securities owned, at fair value (includes pledged securities of $432,023,190)	1,216,804,451
Prepaid expenses	2,775,486
Other assets	7,036,344
Total assets	**$ 1,263,867,131**

Liabilities and Member's Equity

Liabilities	
Payable to clearing broker	$ 636,594,150
Securities sold under agreements to repurchase	408,511,000
Line of credit	23,000,000
Accrued compensation and benefits	76,950,142
Accrued distributions	389,456
Accounts payable, accrued expenses and other liabilities	7,669,498
	1,153,114,246
Member's equity	110,752,885
Total liabilities and member's equity	**$ 1,263,867,131**

See Notes to Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Performance Trust Capital Partners, LLC ("the Company"), an Illinois limited liability company, was formed on October 6, 2006, and is a wholly owned subsidiary of PT Financial Companies LLC ("the Parent" and "PTF"). The Company was formed for the purpose of conducting business as an introducing broker-dealer and a registered investment advisor in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and registered investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA").

PT Financial Holdings, Inc. ("PTFH") was created on October 1, 2020 as part of the organization's conversion to an Employee Stock Ownership Plan ("ESOP"), which closed on December 31, 2020. As a result, PTF became a wholly owned subsidiary of PTFH and PTFH became the ultimate parent of the Company. The ESOP elected not to push down business combination accounting to the Company.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer, Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company may obtain short-term financing by borrowing from its clearing broker against its principal inventory positions, subject to collateral maintenance requirements. The Company is also exempt from Rule 15c3-3 of the Securities and Exchange Commission because the Company's other business activities contemplated by Footnote 74 of the Securities and Exchange Commission's Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, providing technology or platform services and participating in distribution of securities (other than firm commitment underwritings) in accordance with paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, carry accounts of or for customers or carry PAB accounts.

A summary of the Company's significant accounting policies are as follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the financial condition.

Use of estimates: The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivatives transactions: Securities and derivatives transactions and related revenues and expenses are recorded at fair value on a trade-date basis. Receivables and payables for securities or derivatives transactions that have not reached their contractual settlement date are recorded in receivables from and payable to clearing broker(s) on the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Contract assets and liabilities: Included within other assets on the statement of financial condition, the Company records accounts receivable from contracts with customers when a performance obligation has been satisfied and billed for, but amounts are still outstanding net of any allowances for credit losses. All contract receivables at December 31, 2019 were collected during the year ended December 31, 2020.

Gross accounts receivables from contracts with customers:

	12/31/2020	12/31/2019
Investment banking fees	$ 821,796	$ 704,554
Enterprise Shape Management fees	738,768	814,132
Other advisory services	1,024,451	1,508,149
Total accounts receivable (gross)	$ 2,585,015	$ 3,026,835

Allowance for credit losses:

	12/31/2020	12/31/2019
Investment banking fees	$ 0	$ 0
Enterprise Shape Management fees	17,500	110,719
Other advisory services	97,397	259,902
Total allowance for credit losses	$ 114,897	$ 370,621

The timing of contract revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

Deferred revenue: When payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Deferred revenue primarily relates to fees received relating to annual contracts for advisory services where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2020 and December 31, 2019 was approximately $0.7 and $0.6 million, respectively, which is included in the accounts payable, accrued expenses, and other liabilities on the statement of financial condition.

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Measurement of Credit Losses on Financial Instruments: On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments – Measurement of Credit Losses (Topic 326) on Financial Instruments. The standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance sheet credit exposures. The impairment model introduced by the new CECL standard is based on expected losses over the life of its financial assets and certain off-balance sheet exposures, rather than incurred losses. Expected losses can be evaluated based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company evaluated its financial assets under the CECL guidelines noting no material impact upon adoption. The Company noted the following:

- The Company's receivables from clearing broker balance, as shown in the statement of financial condition, includes amounts receivable from unsettled trades, including amounts related to futures used for hedging purposes, accrued interest receivable, purchased accrued interest and coupon and principal receivables. The Company's trades are cleared through its clearing broker and settled daily. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has no loss history as it relates to receivable balances from its clearing broker and deems its clearing broker to be in good financial standing. As such, no credit losses were taken on the Company's receivables from clearing broker balance.

- The Company's receivables from repo counterparties, as shown in the statement of financial condition, represent cash collateral held by the counterparties. The Company has established policies to monitor these cash collateral balances and sweep any excess cash collateral that exceeds a predetermined threshold back to the Company. The Company has no loss history as it relates to receivable balances from its repo counterparties and deems its repo counterparties to be in good financial standing. As such, no credit losses were taken on the Company's receivables from repo counterparties balance.

- The Company's receivables from affiliates and employees, as shown in the statement of financial condition, represent due from balances associated with expense sharing agreements between the Company and its affiliates and prepaid expenses the Company paid on behalf of employees. All affiliates share a common parent and are in good financial standing. Likewise, prepaid expenses on behalf of employees are redeemed at multiple points throughout the year from employee bonus or distribution payments. As such, no credit losses were taken on the Company's receivables from affiliates and employees balance.

- The Company's customer receivables, as reported in other assets in the statement of financial condition, represent contract receivables for various services provided by the Company. Customers of these services are generally banks and credit unions, who also buy bonds from the Company and are highly regulated. The Company's expected loss allowance methodology for these contract receivables is developed using historical collection experience, current and future economic and market conditions and a review of the current status of each customer's contract receivables. Due to the short-term nature of such receivables, and the fact that the Company's historical loss percentage over the past 32 months is under 1%, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of its customers. Balances are written off when determined to be uncollectible.

Performance Trust Capital Partners, LLC

Notes to Financial Statement

Note 1. Nature of Business and Significant Accounting Policies (continued)

Resale and repurchase agreements: Transactions involving securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions. Repos are carried at their contract value on the statement of financial condition. Cash collateral held by the counterparties is included in receivables from repo counterparties in the statement of financial condition. Securities pledged as repo collateral are included in securities owned, at fair value in the statement of financial condition. Accrued interest on such transactions is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Income taxes: The Company is considered a pass-through entity for federal income taxation purposes and is therefore not subject to federal income tax, but the Company may be subject to certain state taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities. The Company early adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. In accordance with this ASU, the Company, as a disregarded entity, is not required to include, in their separate financial statement, amounts of current and deferred taxes. The Company's activity is included in the federal and state income tax returns for the Parent for the period January 1, 2020 through September 30, 2020 and PTFH for the period October 1, 2020 through December 31, 2020.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842- Leases. The Company is a lessee in several non-cancellable operating leases for office space in terms in excess of twelve months. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liability and right of use asset at the commencement date of the lease for those leases with a lease term of greater than twelve months. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using a discount rate of 6.5%. The Company's discount rate represents the Company's incremental borrowing rate as the Company's implicit rates of its leases are not readily determinable. The right of use asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments) and amortized monthly. The Company has elected not to recognize right of use assets and liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

Subsequent events: The Company has performed an evaluation of subsequent events for potential recognition and/or disclosure through the date this financial statement were issued.

Performance Trust Capital Partners, LLC

Notes to Financial Statement

Note 2.   Receivables from and Payables to Clearing Brokers

Amounts receivable from and payable to clearing brokers at December 31, 2020 consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 500,000	$ -
Receivable from clearing brokers (cash)	5,694,792	-
Payable to clearing broker	-	639,816,625
Open trade equity on futures contracts	(304,515)	-
Open trade equity on TBA contracts	-	1,323,873
Open trade equity on ETF derivatives	-	78,500
Bond interest and principal receivable	-	(4,624,848)
	$ 5,890,277	$ 636,594,150

The amount payable to the clearing broker relates to principal transactions and is collateralized by securities owned by the Company. The Company is required to maintain a $500,000 deposit with its clearing broker-dealer.

The amount of open trade equity on TBA contracts is presented above as a net balance. As of December 31, 2020, the balance of open trade equity on TBA contracts and ETF derivatives was comprised of an asset of $152,801 and a liability of $1,555,174.

Note 3.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3. Fair Value Measurements (continued)

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary for each financial instrument and is affected by a wide variety of factors, including, without limitation, the type of security, whether the security is a new issue, the liquidity of markets, and other characteristics particular to the security or instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Actively traded listed futures and TBA contracts are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. To the extent the inputs are observable and timely, mortgage-backed securities, asset-backed securities and state and municipal bonds would be categorized in Level 2 of the fair value hierarchy; otherwise such securities would be categorized in Level 3. The fair values described herein are estimated using pricing models that discount the anticipated cash flows to present value assuming market discount rates of securities with similar characteristics. Such models use a variety of observable inputs, including but not limited to, prepayment speeds, estimated cash flows, spreads to the Treasury curve or other reference rates, underlying loans and collateral, credit rating, default rates, and loss severity rates.

The Company evaluates certificates of deposits held within its securities owned balance per the statement of financial condition at original plus accrued interest. The Company held no certificates of deposit as of December 31, 2020.

Performance Trust Capital Partners, LLC

Notes to Financial Statement

Note 3.   Fair Value Measurements (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Receivables from clearing broker:			
Open trade equity on futures contracts	$ (304,515)	$ (304,515)	$ -
Payable to clearing broker:			
Open trade equity on TBA contracts	$ (1,323,873)	$ (1,323,873)	$ -
Open trade equity on ETF derivatives	(78,500)	(78,500)	-
Total	$ (1,402,373)	$ (1,402,373)	$ -
Securities owned:			
Agency mortgage-backed securities	$ 1,089,937,743	$ -	$ 1,089,937,743
State and municipal obligations	95,883,916	-	95,883,916
Non-agency mortgage-backed securities	28,054,702	-	28,054,702
Corporate securities	4,566,254	-	4,566,254
U.S. Treasury bonds	(1,638,164)	-	(1,638,164)
	$ 1,216,804,451	$ -	$ 1,216,804,451

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year ended December 31, 2020.

Performance Trust Capital Partners, LLC

Notes to Financial Statement

Note 4.   Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements to finance the purchase of securities in its investment portfolio. Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets or similar assets in the future. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." Repurchase agreements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the close of each borrowing. The Company maintains the beneficial interest in the specific investments pledged during the term of the repurchase agreement and receives the related principal and interest payments.

In response to declines in fair value of pledged assets due to changes in market conditions or the publishing of monthly security paydown factors, lenders typically require the Company to fund cash margin accounts in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. The borrowings bear interest at a variable market rate and have an open maturity date.

As of December 31, 2020, the fair value of securities posted as collateral under open repurchase agreements was approximately $432 million. Due to the short duration of securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal.

The following table provides a detail of the remaining contractual maturity of securities sold under agreements to repurchase as of December 31, 2020:

	Overnight and Continuous	Other	Total
Securities sold under agreements to repurchase:			
Agency mortgage-backed securities	$ 408,511,000	$ -	$ 408,511,000

Note 5.   **Derivative Instruments**

The Company uses derivative financial instruments to hedge market risk primarily due to exposure to fluctuations in interest rates in its securities inventory. These derivatives are recorded on the statement of financial condition in receivables from and payable to clearing broker(s). These financial instruments expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

As of December 31, 2020 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition:

Type	Fair Value	Notional Value
Receivables from clearing brokers:		
Interest rate futures contracts	$ (304,515)	$ 210,700,000
Payable to clearing broker:		
Open trade equity on ETF derivatives	$ (78,500)	$ 2,182,500
Open trade equity on TBA contracts	$ (1,323,873)	$ 586,528,488

Mortgage-backed TBA securities are presented on a net basis. All other figures are presented gross and are not affected by offsetting.

During the year ended December 31, 2020, the total notional amount of futures contracts traded by the Company was approximately $14 billion. The Company also traded total notional value of approximately $94.3 billion of mortgage-backed TBA securities during the year.

For the year ended December 31, 2020, the monthly average number of derivative contracts bought and sold was approximately 11,800.

Performance Trust Capital Partners, LLC

Notes to Financial Statement

Note 6.   Leases

The Company has obligations of a lease for office space with initial non-cancellable terms in excess of one year. The Company classifies these leases as operating leases. These operating leases may, or may not, contain renewal options. As the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term and associated payments under these renewals are excluded from lease payments. Some of the Company's operating leases for office space require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The amounts reported in other assets and accounts payable, accrued expenses and other liabilities in the statement of financial condition as of December 31, 2020 were as follows:

Operating lease right of use asset:	$4,370,740
Operating lease liability:	$4,453,990

The Company's operating lease liability was calculated as follows:

Total undiscounted lease payments:	$4,833,075
Less imputed interest:	(379,085)
Total lease liability:	$4,453,990

The Company has entered into several operating leases that extend into periods beyond one year from the date of this financial statement. The future minimum lease commitments of lease liabilities under non-cancellable operating leases as of December 31, 2020 are as follows:

Year ending December 31:

2021	$	2,018,692
2022		1,878,223
2023		894,910
2024		41,250
2025		0
	$	4,833,075

The Company leases certain office space from its parent. These leases are for an initial five-year term expiring in 2023.   These leases have been classified as an operating lease and are included in the data presented above.

Performance Trust Capital Partners, LLC

Notes to Financial Statement

Note 7. Retirement Plans

The Company participates in a profit sharing plan operated by the Parent for the benefit of substantially all employees of the Company.

Note 8. Related-Party Transactions

The Company has a Services Agreement with the Parent dated January 1, 2012. Included in this agreement is the cost the Company pays to the Parent for the use of office space, furniture and equipment. In accordance with the Services Agreement, the Company and the Parent will incur expenses on behalf of one another, creating an intercompany receivable or payable balance. As of December 31, 2020, the Parent owed the Company $5,220,156, which is included in receivables from affiliates and employees in the statement of financial condition.

As of December 31, 2020, the Company had a receivable due from affiliates with a balance of $258,665, which is included in receivables from affiliates and employees in the statement of financial condition. The Company also had a due to affiliates with a balance of $327,822 which is included in accounts payable, accrued expenses, and other liabilities.

From time to time, the Company may provide advances to its employees. On December 31, 2020, employees owed the Company $7,717, which is included in receivables from affiliates and employees in the statement of financial condition.

Certain employees of the Company have consulting agreements with the Company.

The Company transacted in $917 million of municipal securities with an affiliate in the ordinary course of business.

Note 9. Significant Risks and Concentrations of Risks

The Company is subject to various risks including concentrations of credit, liquidity, market, and off-balance sheet risk. The Company attempts to manage these risks on a dynamic basis.

In the event a counterparty does not fulfill its obligations the Company may be exposed to credit risk. The Company is engaged in trading with broker-dealers, banks, and other financial institutions as well as brokerage activities executed on a principal or riskless-principal basis with customers. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions. Customer credit risk is partially mitigated by the use of delivery-versus-payment accounts through custodians. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

Because the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker-dealer and a futures commission merchant (collectively, the "clearing brokers") for this purpose. This can and often does result in a concentration of credit risk with these firms. However, such risk is mitigated by the obligation of each clearing broker-dealer and futures commission merchant to comply with rules and regulations of the SEC or Commodity Futures Trading Commission ("CFTC"), respectively. The Company attempts to manage this risk by periodically reviewing collateral requirements and removing excess funds above the minimum requirement.

Note 9. Significant Risks and Concentrations of Risks (continued)

Market risk arises due to fluctuations in interest rates that may result in changes in the values of financial instruments. The Company manages its exposure to market risk resulting from trading activities through the use of derivatives transactions to hedge exposure in securities inventory. The Company prepares portfolio composition reports for review by the Company's risk management function.

The Company maintains accounts with financial institutions which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 10. Commitments and Contingent Liabilities

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial condition.

In the normal course of business, the Company acts as a principal in when-issued securities. Transactions relating to such commitments that were open as of December 31, 2020, and were subsequently settled had no material effect on the financial statement as of that date.

During 2020, the Company retired term and revolving debt financing agreements with a commercial bank, which dated back to December 2018. In addition, the Company entered into a new debt financing agreement with a commercial bank in December 2020. The agreement is for an unsecured, revolving line of credit, which matures on December 10, 2022, for $23 million. The line of credit bears interest at a variable market rate based on the one-month offered in the London Interbank Offered Rate or the Prime Rate, with a minimum interest rate of 3.25%. The line of credit was approved by FINRA as good regulatory capital on December 10, 2020.

Note 11. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statement for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company assesses the risk of loss to be remote.

Note 12. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2020, the Company had net capital of $63,052,482, which was $57,758,916 in excess of its required net capital of $5,293,566. The Company's ratio of aggregate indebtedness to net capital was 1.26 to 1.